Exhibit 99.2

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102FI

For the three and nine months ended September 30, 2022

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Introduction

The following Management Discussion & Analysis (“MD&A”) is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of The INX Digital Company INC. (“TINXD” or the “Company”) for the nine-month period ended September 30, 2022.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022 and the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. The results for the nine months ended September 30, 2022, are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as of November 15, 2022, unless otherwise indicated.

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the December 31, 2021 audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted.

This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements (see “Forward-Looking Statements”).

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s ordinary shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the board of directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Forward Looking Statements

The information set forth in this MD&A contains statements concerning future results, future performance, intentions, objectives, plans and expectations that are, or may be deemed to be, forward-looking statements. These statements concerning possible or assumed future results of operations of the Company are preceded by, followed by or include the words ‘believes,’ ‘expects,’ ‘anticipates,’ ‘estimates,’ ‘intends,’ ‘plans,’ ‘forecasts,’ or similar expressions.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Forward-looking statements are not guarantees of future performance. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including, but not limited to, those identified in the “Risks and Uncertainties” section above. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether written or oral that may be made by or on the Company’s behalf, except as required under securities law.

Description of Business

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”) was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018 and its registered office is at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada.

The Company completed its initial public offering (“IPO”) during fiscal 2019 and was classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange (the “TSXV Exchange”), until November 16, 2021.

Purchase Transaction

The principal business of the Company was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein (“Qualifying Transaction”). The purpose of such an acquisition was to satisfy the related conditions of a Qualifying Transaction under the TSXV Exchange rules.

On March 31, 2021, the Company entered into a definitive securities exchange agreement (the “Original Securities Exchange Agreement”) with INX Limited (“INX”), a company incorporated under the laws of Gibraltar and the securityholders of INX (the “INX Securityholders”), whereby the Company proposed to acquire all issued and outstanding securities of INX (the “Transaction”). The Original Securities Exchange Agreement was amended by the Company, INX, PI Financial Corp. and Eight Capital entering into an Amendment to the Securities Exchange Agreement dated as of July 23, 2021 (the “Amendment”), and together with the Original Securities Exchange Agreement, (the “Amended Agreement”), among other things, extended the deadline for completion of the Transaction to January 24, 2022, subject to possible earlier termination. Subsequently, the Company, INX, the INX Securityholders, PI Financial Corp. and Eight Capital entered into an Amended and Restated Securities Exchange Agreement dated as of November 3, 2021 (the “Amended and Restated Securities Exchange Agreement”) which replaced and superseded the Amended Agreement.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Following entry into the Original Securities Exchange Agreement, the Company engaged with and made submissions to the TSXV Exchange with respect to the previously disclosed proposed Qualifying Transaction with INX. Following discussions with the TSXV Exchange, the Company was not able to complete the proposed Qualifying Transaction on the TSXV Exchange. Accordingly, the Company entered into the Amended and Restated Securities Exchange Agreement and applied to voluntarily delist its common shares from the TSXV Exchange.

On December 31, 2021, the Company received conditional approval from the Neo Exchange Inc. (“Neo Exchange”) to list the combined entity (the “Resulting Issuer”) shares. On January 10, 2022, the Company completed the Transaction with INX, whereby INX became a wholly owned subsidiary of the Company. The Transaction resulted in a reverse takeover transaction whereby current shareholders of INX (pre-transaction) became majority shareholders of the Company. The Resulting Issuer continues the business. Also, on January 24, 2022, the Company’s shares started to trade on the NEO Exchange.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares becoming eligible to be cleared and settled by the Depository Trust Company.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development of an integrated and regulated solution for trading of blockchain assets on a digital asset and security token trading platform called INX.One. The Company also provides other services and products related to the trading of blockchain assets. INX.One is designed to offer both security tokens and digital assets under a single platform and to help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, as well as operations and accounting functions. The Company charges a fee at a transaction level. The transaction fee is calculated based on volume and as such varies as a result of the value of the transactions. The transaction fee is collected from customers at the time the transaction is executed.

INX Token

As part of the Company’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S. Securities and Exchange Commission (“SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared effectiveness of the INX Token Offering (“the Offering”). In such Offering, INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

INX is the world’s first company to debut and successfully complete an SEC-registered IPO of a blockchain security token (the INX Token). The public offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

In July 2021, INX listed the INX Token for trading on the INX Securities Trading Platform, rebranded since then to INX.One.

INX reserves an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by INX to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. INX does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2021, the cumulative adjusted operating cash flow activity was negative, and therefore no distribution was paid on April 30, 2022.

Holders of INX Tokens are also entitled to, at a minimum, a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Organizational Structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”), which as of September 30, 2022, owns 18.29% of the Company’s outstanding ordinary shares.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

The Company operates through eight wholly owned subsidiaries (INX included), four of which were recently acquired and three of which were incorporated by INX:

●	INX Limited (“INX”), a company incorporated in Gibraltar, is engaged in the operation and development of a digital asset and a security token trading platform, INX.One, and provides other services and products related to a fully integrated, regulated solution for trading blockchain assets. INX completed a SEC registered initial public offering of the INX Token. The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is licensed or otherwise cleared to operate in 41 U.S. states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for cryptocurrencies. INXD launched a cryptocurrency trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INX Digital platform such as (identified by symbol): AVAX, BTC, CRV, ETH, FTM, GYEN, LINK, LTC, MANA, MATIC, SAND, UNI, USDC, ZEC, and ZUSD.

●	INX Securities, LLC (previously named Openfinance Securities, LLC) (“INXS”), is a Pennsylvania limited liability company. INXS is recognized in the U.S. as a registered Broker Dealer and is an SEC-registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the OFN Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and the company is registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard has served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”) is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC, acquired by INX pursuant to a purchase agreement dated December 28, 2021 for nominal consideration.

●	INX Solutions Limited is incorporated in Gibraltar as a private company limited by shares. INX Solutions Limited was a dormant company until the end of March 2022. INX Solutions Limited is intended to run INX’s risk management and provides liquidity to the platforms operated by the Company, which commenced during the second quarter of 2022.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

The following Company subsidiaries are currently dormant, in order to focus on specific lines of business:

●	INX Digital Assets UK Limited (previously named ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX UK plans to apply to the Financial Conduct Authority (“FCA”) for an introducing broker license and to be registered as a financial services company. INX acquired all the issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, a former Board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

Changes in Share Capital During the Nine Months Ended September 30, 2022

In connection with the completion of the Transaction (See note 3 to the consolidated interim financial statements – Reverse Takeover Transaction), the Company consolidated its issued and outstanding common shares (the “Consolidation”) on the basis of one (1) post-Consolidation Share for every 2.7266667 pre-Consolidation Shares outstanding on a fully-diluted basis such that immediately prior to the Closing, 5,124,740 Shares were outstanding on a fully-diluted basis, including 1,280,000 shares issued to finders (“post consolidated shares”). The deemed value of the post-consolidated shares was $4,372,000 based on a per share price of $0.85 which share price is derived from the proceeds allocated to the shares issued in the contemporaneous private placement described below.

As part of the Transaction the Company also completed a private placement of 31,680,000 INX subscription receipts for gross proceeds of $31,283,000. Each unit consists of one common share and one-half of one common share purchase warrant exercisable for two years at an exercise price of CAD1.88 ($1.49) per share. The balance of the gross proceeds from the private placement in the amount of $27,028,000 was allocated to the common shares. The related cash issuance cost amounted to $1,692,000 and the net addition to equity amounted to $25,336,000.

Subsequently, pursuant to the terms of the Security Exchange Agreement, on January 10, 2022, Valdy acquired all the issued and outstanding securities of the INX from INX Securityholders by way of a securities exchange, as presented below:

	Number of Shares	Amount
INX common shares as of December 31, 2021	15,955,875	24,198,000
1 for 10.487 consolidation of INX shares	151,375,535	-
Shares held by existing Valdy shareholders post-consolidation	5,124,740	4,372,000
Shares in connection with conversion of Subscription Receipts	31,680,000	25,336,000
Exercise of options under SAFE agreements	961,607	179,000
Share based compensation		1,961,000
Repurchase of shares	(56,500)	(25,000)
	205,041,257	56,021,000

The Company issued to the shareholders of INX (excluding holders of INX Financing Shares) consideration of an aggregate of 167,331,410 post-Consolidation common shares. The common shares issued to holders of INX Financing Shares were issued on a 1:1 basis, and all other common shares will be issued on the basis of 10.4871348 common shares for each INX Share (the “Conversion Ratio”).

On March 4, 2022, our Board of Directors authorized our management to repurchase shares of the Company (the “Repurchased Shares”) from their holders as the management deems required or desirable for the benefit of the Company pursuant to a normal course issuer bid under applicable Canadian law (“NCIB”). All the Repurchased Shares shall be canceled at such time. Repurchase of Repurchased Shares is subject to the following limitations (i) the maximum number of Repurchased Shares to be purchased does not exceed the greater of (A) such number of share constituting 10% of the shares of the Company in the Public Float, or (B) such number of share constituting 5% of the issued and outstanding listed securities of the Company during the 12-month period commencing when the Company receives approval of the NCIB, and (ii) the aggregate purchase amount of the Repurchased Shares in a certain calendar year will not exceed, together with the purchase amount of the Repurchased Tokens purchased in such calendar year (by INX), an amount of US$ 5 million. Such repurchases shall be subject to the provisions of any applicable law and regulation (including without limitation, to the rules of the NEO Exchange and Canadian securities laws) and to the advice of Company’s legal advisors.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

During the nine months ended September 30, 2022, the Company repurchased 56,500 shares at a cost of $25,000.

On August 30, 2022, 961,607 warrants granted under SAFE agreements were exercised by holders at $0.19 and converted to common shares. The Company received a total premium of $179,000 from the exercise of these warrants.

Share Based Payments

INX’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) on February 22, 2021, as amended from time to time (the “Share Ownership and Award Plan” or the “Plan”), and INX shareholders approved the Plan on March 18, 2021.

The Plan provides for the grant of options to purchase Ordinary Shares and restricted shares of INX to such employees, directors and consultants engaged by INX or any of its affiliates. The Plan further provides for the grant of options and restricted shares to service providers who are not Gibraltar citizens and includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such foreign grantees.

On June 22, 2022, INX shareholders approved further increase of the Ordinary shares reserved for the purpose of the Plan. Subject to certain capitalization adjustments, the aggregate number of Ordinary Shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 Ordinary Shares.

On March 15, 2022, two officers received 5,036,132 restricted shares of the Company at a cashless basis with vesting period of three to five years.

On March 15, 2022, the Company granted certain employees and a service provider, effective as of March 15, 2022, options to purchase 5,129,334 Common Shares of the Company at a price per share equal to the fair value per share at the date of the commitment at a price of CAD 0.64 ($0.50), with the vesting period of over 4 years.

On March 24, 2022, the Company granted one employee, effective as of March 24, 2022, options to purchase 509,617 Common Shares of the Company at CAD 0.76 ($0.60), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options with vesting period of over 4 years.

On June 30, 2022, the Company granted one employee, effective as of June 30, 2022, options to purchase 786,535 Common Shares of the Company at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options are fully vested at the time of the grant.

On June 30, 2022, the Company also granted one employee, effective as of June 30, 2022, options to purchase 1,334,322 Common Shares of the Company at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options shall vest over the period of over 4 years with the first anniversary on May 2, 2023 with all options fully vested on May 2, 2026.

On September 21,2022, the Company also granted one employee, effective as of September 21, 2022, options to purchase 1,325,946 Common Shares of the Company at CAD 0.265 ($0.20), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options shall vest over the period of over 3 years with the first anniversary on September 20, 2023 with all options fully vested on September 20, 2025.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Quarterly Financial and Operational Highlights

Financial Highlights

Overview of Financial Position

The following table presents an overview of the Company’s assets, liabilities and shareholders’ equity as of September 30, 2022, and December 31, 2021 (in U.S. Dollars):

	September 30, 2022	December 31, 2021
Cash and cash equivalents	25,773,000	24,581,000
Cash and cash equivalents held in Reserve Fund	8,711,000	21,987,000
Short term investments held in Reserve Fund	13,374,000	-
Current assets	58,918,000	54,055,000
Current liabilities	99,438,000	300,615,000
Working capital	(40,520,000)	(246,560,000)
Adjusted working capital (1)	53,446,000	45,896,000
Shareholder’s deficit	(14,929,000)	(222,934,000)

(1)	Adjusted Working Capital defined as Working Capital excluding INX Token liability and INX Token Warrant Liability, which represents a non-cash fair value measured liability.

Cash and Cash Equivalents

As of September 30, 2022, the Company had a total of $25,773,000 in cash and cash equivalents, an increase of $1,192,000 from December 31, 2021.

Total Current Assets

Total Current Assets increased to $58,918,000, a result of a $3,702,000 increase in short-term investments, $2,658,000 increase in digital assets, $1,192,000 increase in cash and cash equivalents, and $684,000 in derivative assets, which offsets with the decrease in customer funds and other receivables of $2,017,000 and $1,337,000, respectively.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Reserve Fund

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund.”

On August 11, 2022, the INX’s Board of Directors updated the approved Investment Policy of the Reserve Fund. Per the newly approved Policy, the Reserve Fund shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S. Treasury securities, up to 20% in exchange traded funds and up to 50% in corporate bonds and other instruments with a minimum investment grade rating of BBB.

As of September 30, 2022, INX has segregated $36,023,000, which is restricted as the Reserve Fund. The Reserve Fund is held in cash and cash equivalents, U.S. Treasury securities and investment grade corporate bonds held at financial institutions and brokerage firms.

Assets

As of September 30, 2022 and December 31, 2021, assets totaled $85,516,000 and $78,502,000, respectively. The increase of $7,014,000 was primarily due to an increase in short and long term investments of $3,702,000 and $4,619,000, respectively, increase in cash and cash equivalents of $1,192,000, an increase of $443,000 in right-of-use-assets, net, as a result of a new office space lease agreement, an increase of $1,658,000 in digital assets and a decrease of $2,017,000, $1,337,000, and $870,000 in customer funds, other receivables, and intangibles assets, net, respectively.

Liabilities

Financial liabilities at fair value through profit or loss - INX Token liability

As of September 30, 2022, the Company’s recorded an INX Token liability in the amount of $91,481,000. The Company measured the INX Token fair value based on the closing market price of the token as of September 30, 2022 (see further details in Note 7 in the consolidated interim financial statements). Changes in fair value of the liability are recorded in profit or loss in the Company’s consolidated statements of comprehensive income.

INX Token Valuation

The fair value of each INX Token as of September 30, 2022, and December 31, 2021, was $0.70 and $2.20, respectively.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Results of Operations Overview

The following table presents an overview of the Company’s results of operations for the three and nine months ended September 30, 2022, and 2021:

(U.S. Dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months Ended September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Income:
Revenues, transaction fees	$1,101	$1,075	$3,549	$1,325

Operating expenses (income):
Research and development	1,668	816	3,940	2,011
Sales and marketing	2,147	752	6,217	2,844
General and administrative	3,862	7,296	11,573	22,371
Fair value adjustment of INX Token warrant liability to employees and service providers	116	-	(7,254)	-

Loss from operations	(6,692)	(7,789)	(10,927)	(25,901)

Gain (loss) on INX Tokens issued	(5,327)	(241,762)	190,942	(243,223)
Finance income	1,940	19	4,487	-
Finance expense	(63)	-	(313)	(17)
Listing expenses	-	-	(5,875)	-
Income (loss) before tax	(10,142)	(249,532)	178,314	(269,141)
Tax expenses	(38)	-	(121)	-
Net Income (loss)	(10,180)	(249,532)	178,193	(269,141)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized gain (loss) on available-for-sale securities reclassification adjustment into net income (loss)	14	-	60	-
Unrealized loss on available-for-sale securities	(113)	-	(1,517)	-
Adjustments arising from translating financial statements from functional currency to presentation currency	(64)	-	(554)	-
Total other comprehensive loss	(163)	-	(2,011)	-

Total Comprehensive Income (Loss)	$(10,343)	$(249,532)	$176,182	$(269,141)

Earnings (Loss) per share, basic	$(0.05)	$(1.55)	$0.87	$(1.76)
Earnings (Loss) per share, diluted	$(0.05)	$(1.55)	$0.82	$(1.76)
Weighted average number of shares outstanding, basic	204,690,439	161,074,168	202,874,655	152,918,900
Weighted average number of shares outstanding, diluted	204,690,439	161,074,168	215,255,781	152,918,900

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Operating Results from the Third Quarter of 2022

Revenue

The Company generated $1,101,000 in revenue for the three months ended September 30, 2022, compared to $1,075,000 for the three months ended September 30, 2021. Revenues increased by $26,000, mainly related to the increase of trading fees and fees related to primary raises of security tokens of $202,000, fees earned on trading of digital assets of $31,000, offset by decrease of $207,000 related to brokerage fees on trading of foreign exchange and interest rate derivatives.

Research and Development Expenses

The Company incurred $1,668,000 in research and development expenses for the three months ended September 30, 2022, compared to $816,000 for the three months ended September 30, 2021. Research and development expenses increased by $852,000 for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. This increase was primarily driven by the increase in technology personnel and outsourced technology service providers of $854,000.

Sales and Marketing Expenses

The Company incurred $2,147,000 in sales and marketing expenses for the three months ended September 30, 2022, compared to $752,000 for the three months ended September 30, 2021. Sales and marketing expenses increased by $1,395,000 for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. This increase was driven by increase in share-based compensation expense of $692,000, increase in token-based compensation expense of $49,000, increase in marketing campaigns of $407,000, increase in customer support of $139,000, and increase in online marketing of $108,000.

General and Administrative Expenses

The Company incurred $3,862,000 in general and administrative expenses for the three months ended September 30, 2022, compared to $7,296,000 for the three months ended September 30, 2021. The decrease of $3,434,000 was primarily driven by decreases related to: share-based compensation of $3,006,000, IPO related costs of $816,000, personnel cost of $363,000, software and web services of $222,000, other administrative costs of $71,000, insurance of $188,000, and rent and utilities of $185,000. These decreases are offset by increases related to: token-based compensation of $514,000, amortization of $401,000, registration fees of $370,000, and IFRS16 depreciation of $132,000.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Income (loss) from Operations

For the three months ended September 30, 2022, and 2021, the Company’s loss from operations was approximately $6,692,000 and $7,789,000, respectively.

Gain (Loss) on INX Tokens Issued

Based on the terms of the INX Token, as described in Note 1 of the consolidated financial statements, the INX Token is a hybrid financial instrument, accordingly, the Company elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of comprehensive income.

The Company recorded loss on INX Tokens issued of $5,327,000 for the three months ended September 30, 2022, compared to loss of $241,762,000 for the three months ended September 30, 2021.

Net Income (Loss)

The Company’s net loss for the three months ended September 30, 2022, was $10,180,000 compared to net loss of $249,532,000 for the three months ended September 30, 2021. The decrease of $239,352,000 mainly relates to the fair value adjustments of INX Token liability.

Total Comprehensive Income (Loss) per Share

The total comprehensive loss per share, basic and diluted, for the three months ended September 30, 2022, and 2021 was approximately $0.05 and $1.55, respectively.

Operating Results from the nine months ended September 30, 2022

Revenue

The Company generated $3,549,000 in revenue for the nine months ended September 30, 2022, compared to $1,325,000 for the nine months ended September 30, 2021. Revenues increased by $2,224,000 for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. The increase was mainly related to the increase in brokerage fees from trading of foreign exchange and interest rate derivatives of $1,590,000, the increase of trading fees and fees related to primary raises of security tokens of $414,000 , and an increase in fees earned on trading of digital assets of $220,000.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Research and Development Expenses

The Company incurred $3,940,000 in research and development expenses for the nine months ended September 30, 2022, compared to $2,011,000 for the nine months ended September 30, 2021. Research and development expenses increased by $1,929,000 for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. This increase was primarily driven by the increase in technology personnel and outsourced technology service providers of $2,453,000, which was offset by the decrease in share-based compensation expense of $524,000.

Sales and Marketing Expenses

The Company incurred $6,217,000 in sales and marketing expenses for the nine months ended September 30, 2022, compared to $2,844,000 for the nine months ended September 30, 2021. Sales and marketing expenses increased by $3,373,000 for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. This decrease was primarily driven by the increase in share and Token based compensation of $1,408,000, increase of $984,000 in marketing campaigns, increase in personnel cost of $830,000, increase in outsourced marketing service providers of $606,000, and $217,000 related to Customer support. These increases are offset by decrease in online marketing expenses of $672,000.

General and Administrative Expenses

The Company incurred $11,573,000 in general and administrative expenses for the nine months ended September 30, 2022, compared to $22,371,000 for the nine months ended September 30, 2021. The decrease of $10,798,000 was primarily driven by decreases related to: share-based compensation of $4,821,000, INX Token-based compensation of $3,811,000, IPO costs of $4,739,000, registration fees of $1,447,000, Consultants and contractors of $103,000, and legal costs of $221,000. These decreases are offsets by increases in: personnel cost of $1,633,000, other administrative costs of $674,000, amortization of $551,000, financial statements audit of $549,000, fixed assets depreciation of $387,000, software and website development expenses of $288,000, and listing fees of $262,000.

Income (Loss) from Operations

For the nine months ended September 30, 2022, and 2021, the Company’s loss from operations was approximately $10,927,000 and $25,901,000, respectively.

Gain (Loss) on INX Tokens Issued

The Company incurred income of $190,942,000 in fair value adjustments of INX Token liability in profit or loss for the nine months ended September 30, 2022, compared to loss of $243,223,000 for the nine months ended September 30, 2021.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Net Income (Loss)

The Company’s net income for the nine months ended September 30, 2022, was $178,193,000 compared to net loss of $269,141,000 for the nine months ended September 30, 2021. The increase of $447,334,000 mainly relates to the fair value adjustments of INX Token liability, which resulted in an unrealized gain for the period of $190,942,000, decrease in general and administrative expenses of $10,798,000 offset by the one-time cost related to listing expenses of $5,875,000.

Total Comprehensive Income (Loss) per Share

The total comprehensive income (loss) per share, basic, for the nine months ended September 30, 2022, and 2021 was approximately $0.87 and $(1.76), respectively.

The total comprehensive income (loss) per share, diluted, for the nine months ended September 30, 2022, and 2021 was approximately $0.82 and $(1.76), respectively.

Operating Cash Flow

The Company’s net cash used in operating activities for the nine months ended September 30, 2022, was approximately $17,775,000, compared to $19,193,000 for the nine months ended September 30, 2021.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights which was approved by the Board of Directors of INX on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated annually as of December 31. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year. Distributions will be paid on April 30, commencing with the first distribution to be paid, if any. As of September 30, 2022, the cumulative adjusted operating cash flow activity was negative.

Operational Highlights

During the third quarter, the Company launched the INX.One trading platform. The Company believes it is the world’s first fully regulated platform that offers investing and trading in both security tokens and digital assets. INX.One also offers investment opportunities in primary raises of security tokens. The launch of INX.One marks a pivotal moment in the Company’s evolution where investors and issuers have the opportunity to bring their unique communities together on a single, regulated, global market for digital assets and security tokens. By bringing together our security token trading platform, digital assets trading platform, and primary offering services, the Company is pioneering a new era of digital asset investing for both primary and secondary markets that is accessible and benefits all investors equally.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Immediately after launching INX.One, the Company also introduced a referral program whereby customers can refer others and will receive a share of the referred customer’s trading revenues.

INXD, licensed or otherwise cleared to operate in 41 U.S. states plus Washington D.C. and Puerto Rico as a money transmitter, continues to expand its product offering by adding select digital assets for trading on the INX.One Trading Platform. During the three months ended September 30, 2022, the offering of digital assets available to trade on the trading platform was further expanded and now includes (identified by symbol):  AVAX, BTC, CRV, ETH, FTM, GYEN, LTC, MANA, MATIC, LINK, SAND, UNI, USDC, ZEC, and ZUSD.

INX Securities (INXS), a broker-dealer and SEC registered alternative trading system (“ATS”), operates a FINRA regulated trading platform for digital securities offered under applicable securities laws. INXS continues to expand its product offering available on the INX.One Trading Platform and, during the three months ended September 30, 2022, listed new digital security tokens, which, similarly to the previously listed INX Token, are now available for trading on the INX.One Trading Platform as a digital security under U.S. securities laws and regulations.  INXS also continues to expand its service offering to customers from more jurisdictions globally and during the third quarter added 6 countries to the approved jurisdictions.

Additionally, INXS continues to enter into agreements with private companies globally for the initial primary offering of their equity by issuing digital assets that constitute equity securities under applicable securities laws. Following the initial offering by these private companies, which are available for investment to INXS customers, digital securities of these issuers are expected to be offered for trading on the regulated INXS Trading Platform in a secondary market.  Subsequent to June 30, 2022, INXS successfully launched a digital security token for investment in the primary offering, which is exclusively available for purchase on the regulated INXS Trading Platform.

Key Management Changes

The Board of Directors of the Company approved the executive employment agreement of Mrs. Keren Avidar (“Mrs. Avidar”) as the General Counsel of the Company and its affiliates, effective as of September 21, 2022.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

On December 31, 2021, INX entered into loan agreements with two officers of the Company in the amounts of $611,000 and $404,000, respectively. The loans are non-recourse and were provided in order to enable the officers to exercise INX Token warrants granted to them in connection with their services to the Company and to pay the officers income tax liability in respect of the warrants. On May 2, 2022, the Board approved a repurchase of 1,546,224 INX Tokens by INX from the officers at market price of such Tokens as of April 29, 2022 of $0.80, with proceeds to be used for the repayment of the loans and accrued interest. As of September 30, 2022, the loans were repaid.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Liquidity and Capital Resources

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Financial Instruments and Risk Management

The following is the accounting policy for financial assets under IFRS 9:

Overview

The Company’s financial instruments consist of cash and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to short term nature.

Credit Risk

Credit Risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.

Capital Management

The Company’s capital consists of share capital. The Company sets the amount of capital in relation to risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The Company’s objectives when managing capital are:

●	to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and

●	to maintain investor, creditor and market confidence in order to sustain the future development of the business.

The Company is not subject to any externally or internally imposed capital requirements at year end, except as discussed below.

The INX Digital Company, Inc. (Formerly known as Valdy Investments Ltd.)

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of September 30, 2022.

Critical Judgment and Estimates

The details of the Company’s accounting policies are presented in Note 2 of the financial statements ended September 30, 2022. The accounting policies applied in the preparation of the financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2021.

Changes in Accounting Policies including Initial Adoption

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, certain holdings of digital assets. Such digital assets held by the Company are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, therefore, they are accounted for as inventory, and changes in fair value (less cost to sell) should be recognized in profit or loss.

Digital assets not characterized as inventory are classified as indefinite life intangible assets, and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired.

Management’s Responsibility for the Financial Statements

Information provided in this report, including the financial statements, is the responsibility of management. In the preparation of the statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Corporate Governance

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three directors, all of whom are independent, meets with management of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters as required.

Other Information and Disclaimer No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.